UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s press release issued on August 31, 2020, titled “Safe-T Reports Second Quarter 2020 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Consolidated Financial Statements as of June 30, 2020, which is attached hereto as Exhibit 99.2; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020, which is attached hereto as Exhibit 99.3.

The first three paragraphs, the sections titled “Recent Developments”, “Second Quarter 2020 Corporate Highlights,” “COVID-19 Impacts”, “Financial results for the six months ended June 30, 2020”, “Financial results for the three months ended June 30, 2020”, “Balance Sheet Highlights” and “Forward-Looking Statements,” and the IFRS financial statements in the press release attached as Exhibit 99.1, and Exhibits 99.2 and 99.3 are incorporated by reference into the registration statements on Form S-8 (File No. 333-233510 and 333-239249) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Safe-T Group Ltd. on August 31, 2020, titled “Safe-T Reports Second Quarter 2020 Financial Results”.

99.2	Safe-T Group Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2020.

99.3	Safe-T Group Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

Date: August 31, 2020	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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